WWA Group, Inc.

January 15, 2013

Daniel Leslie

Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

Washington D.C. 20549

Re:

WWA Group, Inc.

Information Statement on Schedule 14C

Filed October 16, 2012

Response dated November 28, 2012

File No. 000-26927

Dear Mr. Leslie:

Thank you for your comments dated December 17, 2012 related to our disclosure for WWA Group, Inc.

(“WWA Group”) on Schedule 14C filed on October 16, 2012. WWA Group does hereby submit this response in response to your comments.

General

1.    We note your response to comment 1 in our letter dated November 9, 2012, including the statement that you “obtained stockholder approval for the transactions through a series of telephone and face-to-face meetings between the CEO of the Company and all of those stockholders who consented in writing.” We further note the statement in your response that you

“did not rely on any exemption to file an information statement on Schedule 14C rather than a proxy statement on Schedule 14A since [you] do not require, or plan on making any solicitation.”

A solicitation includes “any request for a proxy whether or not accompanied by or included in a form of proxy.” Please see Rule 14a-1(l)(i). We believe that your meetings with stockholders appear to have resulted in a solicitation because the consent signed by the stockholders was a proxy which you requested from the stockholders. Solicitations must be accompanied by a proxy statement on Schedule 14A unless they qualify for an exemption. Please see Rule 14a-2.

Accordingly, please state the exemption or exemptions on which you have relied to solicit proxies from the twelve non-management “shareholders who consented in writing.” Alternatively, please re-file your information statement, with appropriate revisions, as a proxy statement on Schedule

14A and conduct your solicitation in conformity with the requirements of Section 14 of the

Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

700 Lavaca, Suite 1400 - 2266

Austin, Texas 78701

Tel +1 480 505 0070; Fax +1 480 505 0071

Response

We intend to re-file our information statement, with appropriate revisions, as a proxy statement on Schedule 14A and to conduct our solicitation in conformity with the requirements of Section

14 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereto.

Security Ownership of Certain Beneficial Owners and Management, page 45

2.    Please show us how you calculated the total holdings in the table for all directors and officers as a group. Regarding the row in the table for Mr. Montandon, which shows his total beneficial ownership as 2,314,074 shares, if he holders 300,000 shares in his own name and is the beneficial owner of an additional 1, =2,104,074 shares (N.B., the last “4” in the number appears to be missing in the footnote to the table), then his total holdings should be 2,404,074. Please revise the table accordingly.

Response

We note that the calculation of the total holdings in the table for all directors and officers as a group was tabulated erroneously as was the tabulation for those shares held beneficially for Mr.

Montandon. The Schedule 14A tabulation of the security ownership of certain beneficial owners and management will be tabulated correctly.

We do hope that the information provided above is responsive to your comments.  Should you have any additional comments or questions regarding WWA Group’s filings, please contact us.

Sincerely,

_____________________

Eric Montandon

Chief Executive Officer

WWA Group, Inc.

700 Lavaca, Suite 1400 - 2266

Austin, Texas 78701

Tel +1 480 505 0070; Fax +1 480 505 0071

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